Filed by Perception Capital Corp. II and Spectaire, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company Perception Capital Corp. II
Commission File No. 001-40976

Successful "Go-to-market" in Logistics/Trucking Showcasing Market Acceptance

Current logistics / trucking customers represent over 11,500 commercial vehicles

Significant Install Base Opportunity	BORGHI ITALIA technical courier	MOSOLF	NABORS	AmericanAgEnergy
Illustrative Opportunity and Revenue[1]	8K Potential Units | $40M	2K Potential Units | $10M	500 Potential Units[2] | $2.5M	~200 Potential Units | $1M
Pilot Status	*Purchase Order Received*	Payment for Pilot Units Received	*Executed Definitive Agreement*	*Letter Of Intent*

(1) Potential units amounts for pilot customer pipeline reflect estimates of vehicles in customer fleets provided to Spectaire by such customer. Revenue potential for pilot customer pipeline includes hardware revenue of $2,000 and annual maintenance revenue for three years at a rate of $1,000 per year and excludes carbon credit revenue.
(2) Potential to expand relationship with Nabors beyond the initial 500 units.

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Stationary Power Cogeneration Opportunity

Industry service profile offers attractive recurring revenue

Stationary Power Cogeneration Market Analysis

		Diesel Engines		Unit Economics			Serviceable Available Market (SAM)		
Worldwide	Oil & Gas Rigs	**~13,600 Spectaire Devices** 1,700 rigs with 4 diesel engines requiring minimum of 2 units each [(1)]	×	**$2K** Per device (8 devices per engine)	**$3K** Three (3) years service revenue per device (Day rate utilization, certified emissions reporting)	=	**~$27M** Total Device SAM		**~$41M** Total Service SAM
	Data Centers	**~24,000 Spectaire Devices** 8,000 data centers with 3 diesel engines each[(2)]					**~$48M** Total Device SAM	+	**~$72M** Total Service SAM
United States	Hospitals	**~61,290 Spectaire Devices** 6,129 U.S. hospitals with 10 generators each[(3)]					**~$123M** Total Device SAM		**~$184M** Total Service SAM
							~$198M Total Device SAM	+	**~$297M** Total Service SAM

(1) Source: Baker Hughes Worldwide Rig Counts – May 2023.
(2) Source: IREI – Feb 2023, USITC – May 2021, Schneider Electric, Generator Source.
(3) Source: American Hospital Association – May 2023, Definitive Healthcare – May 2023, E Source.

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